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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)
                               (FINAL AMENDMENT)

                            ------------------------

                           THE INTERLAKE CORPORATION

                           (NAME OF SUBJECT COMPANY)

                      GKN NORTH AMERICA MANUFACTURING INC.
                                      AND
                         GKN NORTH AMERICA INCORPORATED
                                      AND
                                    GKN PLC
                                   (BIDDERS)

                            ------------------------

                         COMMON STOCK, $1.00 PAR VALUE

                                      AND
       SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $1.00 PAR VALUE
                        (TITLE OF CLASSES OF SECURITIES)

                            ------------------------

                            458702107 (COMMON STOCK)

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               SEIFOLLAH GHASEMI
                      GKN NORTH AMERICA MANUFACTURING INC.
                             3300 UNIVERSITY DRIVE
                          AUBURN HILLS, MI 48326-2362
                                 (248) 371-0802
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    COPY TO:
                              BONNIE GREAVES, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                 (212) 848-4000

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

   CUSIP No. 458702107

---------------------------------------------------------------------------
  1.       Name of Reporting Persons S.S or I.R.S. Identification No.
           of Above Person GKN PLC
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of Group (a) [ ] (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use only
---------------------------------------------------------------------------
  4.       Sources of Funds WC, BK
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  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(e) or 2(f) [ ]
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  6.       Citizenship or Place of Organization ENGLAND
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  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           18,691,384 SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE
           40,000 SHARES OF SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED
           STOCK, PAR VALUE $1.00 PER SHARE
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row (7) Excludes Certain
           Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7)
           80.7% OF COMMON STOCK, PAR VALUE $1.00 PER SHARE 100% OF
           SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, PAR VALUE
           $1.00 PER SHARE
---------------------------------------------------------------------------
  10.      Type of Reporting Person HC
---------------------------------------------------------------------------

   CUSIP No. 458702107

---------------------------------------------------------------------------
  1.       Name of Reporting Persons S.S or I.R.S. Identification No.
           of Above Person GKN NORTH AMERICA INCORPORATED
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of Group (a) [ ] (b) [
                                          ]
---------------------------------------------------------------------------
  3.       SEC Use only
---------------------------------------------------------------------------
  4.       Sources of Funds AF
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization DELAWARE
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           18,691,384 SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE
           40,000 SHARES OF SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED
           STOCK, PAR VALUE $1.00 PER SHARE
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row (7) Excludes Certain
           Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7)
           80.7% OF COMMON STOCK, PAR VALUE $1.00 PER SHARE 100% OF
           SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, PAR VALUE
           $1.00 PER SHARE
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

   CUSIP No. 458702107

---------------------------------------------------------------------------
  1.       Name of Reporting Persons S.S or I.R.S. Identification No.
           of Above Person GKN NORTH AMERICA MANUFACTURING INC.
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of Group (a) [ ] (b) [
                                          ]
---------------------------------------------------------------------------
  3.       SEC Use only
---------------------------------------------------------------------------
  4.       Sources of Funds AF
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization DELAWARE
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           18,691,384 SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE
           40,000 SHARES OF SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED
           STOCK, PAR VALUE $1.00 PER SHARE
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row (7) Excludes Certain
           Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7)
           80.7% OF COMMON STOCK, PAR VALUE $1.00 PER SHARE 100% OF
           SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, PAR VALUE
           $1.00 PER SHARE
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

     This Amendment No. 6 further supplements the Tender Offer Statement on
Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on December 10, 1998, as amended on December 24, 1998, January 4, 1999, January 8, 1999, January 25, 1999 and February 1, 1999 and relates to the offer by GKN North America Manufacturing Inc., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of GKN North America Incorporated, a Delaware corporation (the "Parent"), an indirect wholly owned subsidiary of GKN plc, a company publicly traded in the United Kingdom and incorporated in England ("GKN"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares") (including the associated Common Share purchase rights issued pursuant to that Rights Agreement dated as of January 26, 1989 between the Company and The First National Bank of Chicago, as Rights Agent, as amended), of The Interlake Corporation, a Delaware corporation (the "Company"), at a price per Common Share of $7.25, net to the seller in cash, and all outstanding shares of Series A Convertible Exchangeable Preferred Stock, par value $1.00 per share (the "Series A Shares"), of the Company at a price per Series A Share of $1,980.87, net to the seller in cash, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 10, 1998 and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Pursuant to Instruction F of Schedule 14D-1, this statement is submitted in satisfaction of the reporting obligation of the Purchaser under Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     The information set forth in paragraphs (a) and (b) of Item 4 of the
Schedule 14D-1 is hereby amended and supplemented as follows:

     The total amount of funds required by Parent and the Purchaser to consummate the Offer and the Merger (as defined in the Offer), refinance the Company's outstanding indebtedness and pay related fees and expenses is estimated to be approximately $558 million, including approximately $260 million to finance the Offer and the Merger. The Purchaser will receive this funding through intercompany loans, capital contributions or a combination thereof. GKN has financed the amount necessary to consummate the Offer and the Merger through borrowings under its existing credit facilities. These credit facilities are unsecured and bear market interest rates. GKN expects to have sufficient funds from working capital and its existing committed credit facilities to refinance the Company's indebtedness and to pay transaction fees and expenses.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF BIDDER.

     The information set forth in paragraph (c) of Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     In accordance with the Agreement and Plan of Merger, dated as of December 5, 1998 (the "Merger Agreement"), following completion of the Offer and the payment by the Purchaser for Shares validly tendered and not withdrawn pursuant to the Offer which fulfills the Minimum Condition (as defined in the Merger Agreement), six members of the Company's Board of Directors will resign and will be replaced by six designees of the Purchaser: Marcus Beresford, Richard W. Etches, Seifollah Ghasemi, Chris Gustar, Nigel M. Stein and David J. Turner. Two of the current members, Robert Reum and Erwin E. Schulze, will remain on the Company's Board of Directors.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in paragraphs (a) and (b) of Item 6 of the
Schedule 14D-1 is hereby amended and supplemented as follows:

     The Offer expired at 12:00 midnight, New York City time, on February 3, 1999. According to a preliminary count by IBJ Whitehall Bank & Trust Company, the depositary for the Offer, there were tendered and not withdrawn 18,691,384 Common Shares and 40,000 Series A Shares. The Common Shares tendered include 183,535 shares tendered pursuant to Notices of Guaranteed Delivery. The Purchaser accepted for payment such Common Shares and such Series A Shares at prices of $7.25 and $1,980.87 per share, respectively.

     Pursuant to the Merger Agreement, the Purchaser intends to merge with and into the Company pursuant to the provisions of the Delaware General Corporation Law as soon as practicable in a second-step merger.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

        Exhibit (a)(17)     Press release issued by GKN on February 4, 1999.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1999

                                          GKN plc

                                          By: /s/ DAVID J. TURNER
                                            ------------------------------------
                                            Name: David J. Turner
                                            Title: Finance Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1999

                                          GKN NORTH AMERICA INCORPORATED

                                          By: /s/ GREY DENHAM
                                            ------------------------------------
                                            Name: Grey Denham
                                            Title: President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1999

                                          GKN NORTH AMERICA MANUFACTURING INC.

                                          By: /s/ SEIFOLLAH GHASEMI
                                            ------------------------------------
                                            Name: Seifollah Ghasemi
                                            Title: Vice President